Jon Eric Wallace Work History

Eric graduated from the U.S. Air Force Academy in 1984, served 8 years as a communications officer, and started Left Hand Brewing Company in 1993. Left Hand is one of the country's most award-winning independent craft brewers and strives to "do the right thing".   Eric is a past chair of the Brewers Association Board and won their F.X. Matt Defense of the Industry Award in April 2009.   He's also past chair of the Colorado Brewers Guild Board, was inducted into the Boulder County Business Hall of Fame in 2012 and named an Ernst and Young Entrepreneur of the Year in the Mountain Desert Region in 2014. He currently serves as Past Chair of the Longmont Economic Development Partnership and is a huge fan of Longmont.

Eric has been married to his wife Cinzia since 1991, moved from Italy to Longmont in 1993 and they have raised their three children here.